DC
No Act
P.E. 11-22-02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

02064988

December 24, 2002

William J. O'Shaughnessy, Jr.
Executive Director
Morgan Stanley
1221 Avenue of the Americas
New York, NY 10020

Act	1934
Section	
Rule	14A-8
Public Availability	12/24/2002

Re: Morgan Stanley
Incoming letter dated November 22, 2002

Dear Mr. O'Shaughnessy:

This is in response to your letter dated November 22, 2002 concerning the shareholder proposal submitted to Morgan Stanley by Gordon P. Knuth. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

PROCESSED
JAN 23 2003
THOMSON
FINANCIAL

Martin P. Dunn
Deputy Director

Enclosures

cc: Gordon P. Knuth
1475 Cedarton Parkway
Grafton, WI 53024

1221 Avenue of the Americas
New York, NY 10020

RECEIVED
2002 NOV 25 PM 3:34
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

MorganStanley

Direct Dial (212) 762-6813
Facsimile No: (212) 762-8836
Email Bill.O'Shaughnessy@morganstanley.com

November 22, 2002

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Morgan Stanley Stockholder Proposal—Gordon P. Knuth

Dear Ladies and Gentlemen:

Morgan Stanley (the "Company") received a letter dated October 8, 2002 from Mr. Gordon P. Knuth ("Mr. Knuth" or the "Proponent") transmitting a stockholder Proposal (the "Proposal") and supporting statement for inclusion in the Company's proxy materials for its 2003 annual stockholders meeting. See Exhibit A. The Company intends to omit the Proposal and supporting statement from its proxy materials based on the eligibility requirements of Rule 14a-8(b)(2) and substantive grounds under Rules 14a-8(i)(3) and 14a-8(i)(4) promulgated under the Securities Exchange Act of 1934, as amended. We request confirmation that you will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if the Company omits the Proposal from its proxy materials.

In accordance with Rule 14a-8(j), we enclose for filing with the Commission six copies of this letter. The Company is concurrently transmitting a copy of this letter to Mr. Knuth to notify him of the Company's intention to omit the Proposal from its proxy materials.

Background

Mr. Knuth is a former employee of Morgan Stanley DW Inc. (then known as Dean Witter Reynolds Inc.) ("Morgan Stanley DW"), a wholly-owned subsidiary of the Company. Mr. Knuth was terminated in 1991 for various violations of company policy. Since his termination, Mr. Knuth has engaged in a retaliatory course of conduct in which he has persisted for more than a decade. Initially, Mr. Knuth brought frivolous litigation in Wisconsin state court and before an NASD arbitration panel charging Morgan Stanley DW with various breaches of contract and other employment-related claims. In 1995, the arbitration panel vindicated Morgan Stanley DW by denying all of Mr. Knuth's claims and finding him liable for $40,000 on a counterclaim asserted by the Company arising from his improper solicitation of Morgan Stanley DW customers and $10,000 in attorneys fees. Mr. Knuth did not appeal the award. Instead, Mr. Knuth entered into a settlement agreement with Morgan Stanley DW, under which he agreed to pay Morgan Stanley DW the full amount of the award.

Three years later, after the Company instituted NASD proceedings to recover amounts Mr. Knuth owed under the award and settlement agreement, Mr. Knuth finally paid the amounts he owed to the Company. However, even before he paid the total amount due, Mr. Knuth extended his campaign against the Company. He wrote a letter to his U.S. Representative, F. James Sensenbrenner, complaining of his allegedly unjust treatment by Morgan Stanley DW and the unfairness of the arbitration. Congressman Sensenbrenner's staff forwarded the letter to the Commission. The Company expended significant time, and incurred significant costs, demonstrating to the Commission the frivolous nature of Mr. Knuth's claims. After reviewing the Company's submission, the Commission took no action on behalf of Mr. Knuth.

Mr. Knuth has continued his campaign against the Company over the last several years. He appeared at the Company's annual shareholders meeting in 2000 and addressed the meeting regarding his claims against the Company. Mr. Knuth has written letters to officers and directors of the Company asserting variations of his claims, and calling on the Company to return its "ill-gotten gains." See Exhibit B. In December 2001, he expressed his intent to introduce a proposal, again stemming from his claims against the Company, at the Company's 2002 annual shareholders meeting. See Exhibit C. The Company advised Mr. Knuth that his proposal, which was not submitted for inclusion in the Company's proxy statement, would be ruled out of order if he attempted to introduce the proposal at the meeting. See Exhibit D. However, Mr. Knuth did not attend the Company's 2002 annual shareholders meeting.

The Proposal

The Proposal states:

"Proposal

'Be it resolved: That the stockholders of Morgan Stanley request that the Board of Directors adopt a written policy statement with a commitment to undue [*sic*] financial injustice(s) to any client(s), employees (current or former), and investors, which can be demonstrated to have occurred as a result of illegal, unethical, or immoral actions or inaction's [*sic*], on the part of any employees (past or present) of the firm, including actions resulting from dishonesty, untruthfulness, and perjury. The policy is to clearly include the voluntarily [*sic*] setting aside and returning of those financial awards, even if awarded via court or arbitration rulings.'

Reason

Being in an industry which is dependent on honesty and integrity, firms in the financial services business need to further gain confidence with the public and further demonstrate a zero tolerance toward unethical, immoral, and illegal behavior. All to [*sic*] often legal teams working for their companies, are more concerned with simply '*winning the legal battle*', especially if it involves a financial award, versus taking the morally correct approach and acknowledgment [*sic*] that an injustice may have occurred. I would like to believe that stockholders and the Board of Directors at Morgan Stanley would take a leadership role and set an example that it will take the morally correct resolve, despite 'winning' a legal decision, to NOT hide behind the shield of a legal victory, but rather require the firm to return such financially 'ill-gotten gains'. This would include returning those awards gained during legal proceedings and arbitrations."

Material Interest

As a current common stockholder and former employee, I had been involved in an arbitration versus Morgan Stanley. I experienced first hand the results of untruthfulness on the part of current and former employees of Morgan Stanley, while under oath, during an arbitration that I lost. While I was an employee, I witnessed first hand several examples [*sic*] immoral activity in and about the offices and have evidence of untruthfulness by employees of the firm."

For the reasons that follow, we respectfully request that the Commission confirm it will not recommend any enforcement action if the Company excludes the Proposal from its annual proxy materials.

I. The Proponent Has Not Demonstrated His Eligibility as Required under Rule 14a-8(f)(1)

The Company may exclude the Proposal from its proxy materials because Mr. Knuth did not demonstrate his eligibility to submit it, as required by Rule 14a-8(f)(1). The Company timely informed Mr. Knuth of the information required to satisfy the eligibility criteria and the time within which to respond, but Mr. Knuth did not demonstrate his eligibility.

Under Rule 14a-8(b), a proponent is not eligible to submit a proposal unless it has "continuously held . . . the company's securities . . . for at least one year by the date" the proposal is submitted. To demonstrate eligibility, the proponent must "submit to the company a written statement from the 'record' holder . . . (usually a broker or bank) verifying that . . . [the proponent] continuously held the securities for at least one year" before the date the proposal is submitted. The proponent "must also include [a] written statement that [the proponent] intend[s] to continue to hold the securities through the date of the meeting of shareholders." Evidence of eligibility must be postmarked or transmitted electronically not less than 14 days after the proponent receives notice from the company of any deficiencies. If a proponent does not provide sufficient evidence that the proponent has satisfied the requirements, the proposal may be excluded under Rule 14a-8(f). Under Rule 14a-8(b)(2), the proponent bears the burden of demonstrating his eligibility.

The Company received Mr. Knuth's proposal on October 9, 2002. The submission included a single statement from his Morgan Stanley Share Purchase and Dividend Reinvestment Plan ("DRIP") account showing his ownership of over 50 shares as of July 29, 2002. According to the Company's records, Mr. Knuth became a registered holder of 50 shares of Morgan Stanley common stock on April 10, 2002 and deposited those shares into his DRIP account on June 5, 2002, where they remained through October 9, 2002. The Company, however, has no record of, and Mr. Knuth provided no information about, his ownership of those shares on any date prior to April 10, 2002.

In response to Mr. Knuth's submission, by letter dated October 21, 2002 (via UPS overnight mail, received by Mr. Knuth on October 22) the Company requested that Mr. Knuth provide it with additional documentation establishing his eligibility. See Exhibit E. In particular, the Company requested that Mr. Knuth (1) submit a written statement from the "record" holder of his securities verifying that he had continuously held the requisite amount of common stock for at least one year preceding the date the Proposal was submitted (October 9, 2002) and (2) provide a written statement indicating an intention to continue to hold those securities through the date of the Company's 2003 annual stockholders meeting. The Company also noted that the requested materials should be postmarked or transmitted no later than 14 days from the date of receipt of the Company's letter.

Mr. Knuth did not respond within the 14-day period. Mr. Knuth has not provided evidence from the "record" holder that he held the requisite number of shares continuously from October 9, 2001 through April 10, 2002. Therefore, he has failed to provide adequate proof of ownership. The Staff has consistently taken the position that if a proponent does not provide documentary support sufficiently evidencing that it has satisfied the ownership requirement for the continuous one-year period specified by Rule 14a-8(b), the Proposal may be excluded under

14a-8(f). See, e.g., Oracle Corporation (June 22, 2001); Bank of America Corporation (February 12, 2001); see also Securities and Exchange Commission, Division of Corporation Finance, Staff Legal Bulletin No. 14 (July 13, 2001), §C.1.c.

In addition, Mr. Knuth has not provided a written statement affirmatively stating that he intends to hold his shares through the date of the 2003 annual stockholders meeting. The Staff has consistently permitted registrants to exclude proposals where the proponent has failed to comply with the requirement to submit a written statement that he or she intends to continue ownership through the date of the meeting at which the proponent intends to present a proposal. See, e.g., Exxon Mobil Corporation (January 23, 2001); New Jersey Resources Corp. (December 3, 1997). In each of these cases, the Staff concurred that the Company could exclude the proposal.

Accordingly, Mr. Knuth has failed to establish his eligibility to submit a proposal for inclusion in the Company's annual proxy materials under Rule 14a-8.

II. The Proposal is Excludable on Two Independent Substantive Grounds

The Company may properly omit the Proposal from its proxy materials because the Proposal (i) relates to the redress of a personal claim or grievance (Rule 14a-8(i)(4)) and (ii) is vague and misleading (Rule 14a-8(i)(3)).

14a-8(i)(4) -- The Proposal Relates to a Personal Claim or Grievance

The Company may omit the proposal because it is motivated by and primarily relates to Mr. Knuth's long-term personal grievance with the Company arising from the termination of his employment in 1991. Rule 14a-8(i)(4) permits the exclusion of a proposal that relates to the redress of a personal claim or grievance or is designed to result in a benefit to the proponent or to further a personal interest, which benefit or interest is not shared with the other stockholders at large. The Commission has stated that the intention of the Rule is to prevent abuse of the Rule 14a-8 stockholder proposal process to achieve personal ends that are not necessarily in the common interest of the other stockholders. See SEC Release No. 34-20091 (August 16, 1983). The Commission has noted that the costs and time associated with dealing with such proposals do a disservice to the interests of stockholders as a whole. See SEC Release No. 34-19135 (October 14, 1982).

Mr. Knuth was an employee of Morgan Stanley DW from 1984 until 1991, when he was terminated for various violations of company policy. In September of 1993, Mr. Knuth instituted both a state court action (later voluntarily dismissed) and an arbitration action before the NASD, alleging, among other things, breaches of his employment contract and other employment-related claims. In addition to answering Mr. Knuth's claims, Morgan Stanley DW pursued a counterclaim against Mr. Knuth for wrongful solicitation of its customers in violation of his employment agreement and for engaging in an unauthorized insurance business on behalf of another company.

On September 21, 1995, after a full hearing, the NASD arbitration panel rejected all of Mr. Knuth's claims. Instead, the arbitrators awarded Morgan Stanley DW $40,000 on its counterclaim relating to Mr. Knuth's outside activities and $10,000 in attorney's fees. Mr. Knuth did not appeal the arbitrators' award. Instead, Mr. Knuth entered into a settlement agreement with Morgan Stanley DW, under which he agreed to pay Morgan Stanley DW the full amount of the award.

In 1998, after the Company instituted NASD proceedings to recover amounts Mr. Knuth owed under the settlement agreement, Mr. Knuth finally paid the amounts he owed to the Company. However, even before he paid the total amount due, Mr. Knuth wrote a misleading letter to his Congressman, F. James Sensenbrenner, which his staff forwarded to the Commission. The Company was forced to present a responsive submission explaining the circumstances surrounding Mr. Knuth's termination and the parties' arbitration. The Commission took no action on behalf of Mr. Knuth.

As noted above, Mr. Knuth continued his campaign against the Company even after the Commission declined to act. The Proposal is the most recent element of Mr. Knuth's campaign. Indeed, in the section of his Proposal entitled "Material Interest," Mr. Knuth admits his real reason for submitting the Proposal is that he "has experienced first hand the results" of alleged injustice on the part of the Company.

It is well established that a company may exclude a proposal designed to redress a personal grievance or further a personal interest not shared by other shareholders. See, e.g., CBS Corporation (March 4, 1998); Pyramid Technology Corporation (November 4, 1994); Eastman Kodak Company (March 5, 1993). In an attempt to evade this rule, Mr. Knuth has attempted to couch his personal grievance in broader terms of alleged "financial injustices" perpetrated by employees of the Company, and of the need of financial service firms to regain the confidence of the public. The Staff, however, has made clear that a proposal motivated by a personal grievance, "despite its being drafted in such a way that it might relate to matters which may be of general interest to all security holders, properly may be excluded under [Rule 14a-8(i)(4)]." See SEC Release No. 34-19135; see also Phillips Petroleum Company (March 12, 2001); U.S. West, Inc. (December 2, 1998). Accordingly, the Company may exclude the Proposal as a personal grievance under Rule 14a-8(i)(4).

14a-8(i)(3) -- The Proposal Is Vague and Misleading

The Proposal is subject to differing interpretations and would require highly subjective determinations without guidance

Rule 14a-8(i)(3) permits the Company to exclude a proposal if it is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9, which prohibits false and misleading statements in proxy soliciting materials. In numerous no-action letters, the Staff has permitted a registrant to omit a proposal under Rule 14a-8(i)(3) and 14a-9 when the action specified by the proposal was so vague and indefinite that neither the stockholders voting on the proposal, nor the Company, would be able to determine with any reasonable certainty what actions or measures would be required in the event the proposal was implemented. See, e.g., Abbott Laboratories (February 18, 2000). The Staff also has stated that a proposal may be excluded if it would require a company "to make highly subjective determinations . . . without guidance from the proposal and would be subject to differing interpretations by both shareholders voting on the proposal and the [company] if the proposal was implemented." See U.S. West, Inc. (February 9, 1990).

In the present case, the Company may exclude the Proposal because neither the Company nor the stockholders voting on the Proposal would know to a reasonable certainty what actions or means would be taken to implement the Proposal.

- The Proposal would require the Company to adopt a formal policy of undoing "financial injustice(s) to any client(s), employees (current or former), and investors which can be demonstrated to have occurred as a result of illegal, unethical, or immoral actions or inaction's [*sic*]." The Proposal fails to indicate what criteria would be used to determine whether such a demonstration has been made in each instance. In addition, the Proposal does not specify which person or organization would determine whether the actions or inactions causing financial injustices were illegal, unethical or immoral.

- The Proposal would require the Company to make vague characterizations of actions or inactions as "unethical" or "immoral." The terms "unethical" and "immoral" are highly subjective and are so susceptible to different interpretations that the stockholders are likely to have differing ideas of how the Board of Directors would be required to act.

Thus, the Proposal gives insufficient guidance on how the Board of Directors and the Company can carry out its terms, and stockholders cannot determine to a reasonable degree of certainty what actions might be taken. Any actions to be taken by the Board of Directors to implement the Proposal, therefore, could be significantly different than those contemplated by the stockholders voting on the Proposal.

The Proposal contains misleading implications, unsubstantiated assumptions and unsupported personal opinion

"[W]hen a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, [the Staff] may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading." Securities and Exchange Commission, Division of Corporation Finance, Staff Legal Bulletin No. 14, §E.1 (July 13, 2001). Because the Proposal contains unsupported assumptions and misleading implications, and thus would require detailed and extensive editing, the Company may exclude the Proposal from its proxy materials. If the Staff does not agree that the Company may exclude the Proposal, it should nonetheless direct Mr. Knuth to revise the Proposal to correct the deficiencies noted below.

The Proposal incorporates numerous misleading assumptions and implications and personal opinions for which Mr. Knuth fails to provide any support:

- The first sentence of the paragraph entitled "Reason" states that "firms in the financial services business need to further gain confidence with the public and further demonstrate a zero tolerance toward unethical, immoral, and illegal behavior." The statement is misleading because it falsely implies that financial services firms like the Company tolerate unethical, immoral and illegal behavior. Mr. Knuth offers **no** support for this statement other than his unsubstantiated "first hand" allegation and does not identify the statement as personal opinion.

- The second sentence of the paragraph entitled "Reason" claims that "All to[*sic*] often legal teams working for their companies, are more concerned with simply '*winning the legal battle*', especially if it involves a financial award, versus taking the morally correct approach and acknowledgment [sic] that an injustice may have occurred." Mr. Knuth offers **no** support for this broad assumption and does not identify the statement as personal opinion. The statement falsely implies that companies' legal teams, including the Company's, are unconcerned with morality and justice in the legal process.

- In the third sentence of the paragraph entitled "Reason," Mr. Knuth states that he "would like to believe that stockholders and the Board of Directors at Morgan Stanley would take a leadership role and set an example that it will take the morally correct resolve, despite 'winning' a legal decision, to NOT hide behind the shield of a legal victory, but rather require the firm to return such financially 'ill-gotten gains.'" This sentence falsely implies that the Company has received "financially 'ill-gotten gains'" from legal decisions in its favor. Mr. Knuth offers **no** support for this implication and does not identify the statement as personal opinion.

- The paragraph entitled "Material Interest" specifically attacks "current and former employees of Morgan Stanley" and makes claims of "untruthfulness" and "immoral activity" by "employees of the firm." Mr. Knuth offers **no** support for these accusations and does not identify the statement as personal opinion.

III. Conclusion

As demonstrated above, Mr. Knuth has failed to demonstrate his eligibility to submit the Proposal. For this reason, alone, the Company may exclude the Proposal. In addition, the Company may exclude the Proposal because it is an attempt by Mr. Knuth to misuse the Company's proxy materials as a vehicle to air publicly his personal grievance with the Company. The Company may also exclude the proposal because it is so vague and misleading that neither the Company nor its stockholders would be able to determine with any reasonable certainty what actions or measures would be required to implement the Proposal if it were adopted. Finally, the Company may exclude the Proposal because it is riddled with false implications, unsupported assumptions and unsupported personal opinion. The Company respectfully requests that the Staff confirm that the Company may omit the Proposal from its proxy statement for its 2003 annual meeting.

* * * *

In accordance with Rule 14a-8(j)(2) under the Exchange Act, we are furnishing you with six copies of this letter and six copies of the Proposal and its supporting statement. Pursuant to Rule 14a-8(j)(1), a copy of this letter is being simultaneously provided to the Proponent. By copy of this letter we are notifying the Proponent of the Company's intention to omit the Proposal from its proxy materials.

If the Staff has questions or requires additional information, please do not hesitate to contact the undersigned at (212) 762-6813. Should the Staff disagree with the conclusions herein regarding omission of the Proposal with respect to the Proponent, we would appreciate the opportunity to confer with the Staff prior the issuance of its response under Rule 14a-8.

The Company anticipates that its 2003 proxy statement will be finalized for printing in early February 2003 to meet our scheduled definitive filing with the Commission and mailing schedule. Accordingly, your prompt review of this matter would be greatly appreciated.

Please confirm receipt of this letter by returning a receipt-stamped copy of this letter. An extra copy of this letter is enclosed.

Very truly yours,

William J. O'Shaughnessy, Jr.
Executive Director

Enclosures

cc: Mr. Gordon Knuth

EXHIBIT A

Via Certified Mail – Return Receipt

October 8th, 2002

Mr. Donald G. Kempf, Jr., Secretary
C/o Morgan Stanley
1585 Broadway
New York, NY 10036

Mr. Kempf,

My name is Gordon P. Knuth. I am a common stockholder of Morgan Stanley and a former employee of Dean Witter, n/k/a/ Morgan Stanley. It is my intention to present a proposal to the shareholders at the 2003 annual meeting, and I request that this proposal be available with the Notice of Annual Meeting of Shareholders and included in the Proxy Statement.

I am taking this opportunity to forward, in writing and within the allowed time period, such notice of proposal and request that it be included in the firm's Proxy Statement.

Proposal

"Be it resolved: That the stockholders of Morgan Stanley request that the Board of Directors adopt a written policy statement with a commitment to undue financial injustice(s) to any client(s), *employees (current or former), and investors, which can be demonstrated to have occurred as a* result of illegal, unethical, or immoral actions or inaction's, on the part of any employees (past or present) of the firm, including actions resulting from dishonesty, untruthfulness, and perjury. The policy is to clearly include the voluntarily setting aside and returning of those financial awards, even if awarded via court or arbitration rulings."

Reason

Being in an industry which is dependent on honesty and integrity, firms in the financial services business need to further gain confidence with the public and further demonstrate a zero tolerance toward unethical, immoral, and illegal behavior. All to often legal teams working for their companies, are more concerned with simply *"winning the legal battle"*, especially if it involves a financial award, versus taking the morally correct approach and acknowledgment that an injustice may have occurred. I would like to believe that stockholders and the Board of Directors at Morgan Stanley would take a leadership role and set an example that it will take the morally correct resolve, despite "winning" a legal decision, to NOT hide behind the shield of a legal victory, but rather require the firm to return such financially "ill-gotten gains". This would include returning those awards gained during legal proceedings and arbitrations.

Material Interest

As a current common stockholder and former employee, I had been involved in an arbitration versus Morgan Stanley. I experienced first hand the results of untruthfulness on the part of current and former employees of Morgan Stanley, while under oath, during an arbitration that I lost. While I was an employee, I witnessed first hand several examples immoral activity in and about the offices and have evidence of untruthfulness by employees of the firm.

I am a Morgan Stanley common stockholder of 50 shares. In addition I have fractional shares which are a result of dividend reinvestment. I am enclosing proof of my stock ownership... (Investor ID # 125357513683). I also request to be kept informed of the time and location of all future annual meetings.

Very Truly,

Gordon P. Knuth
1475 Cedarton Parkway
Grafton, WI 53024

Enclosure (proof of stock ownership)

MORGAN STANLEY

FOR QUESTIONS CONCERNING YOUR ACCOUNT, PLEASE CALL 1-800-622-2393.

INVESTOR SERVICES PROGRAM

CUSIP	ACCOUNT KEY	INVESTOR ID
001/50-61744644	KNUTH----GORDP0000	125357513683

CURRENT ACTIVITY INFORMATION

STATEMENT DATE 07/29/2002

RECORD DATE / PAYABLE DATE	TRANSACTION DESCRIPTION	SHARES ACQUIRED OR WITHDRAWN	AMOUNT	PARTICIPATING RECORD DATE DISTRIBUTION: TOTAL GROSS	TAX WITHHELD	TOTAL NET	DISTRIBUTION RATE
07/05/2002 07/26/2002	COMMON DIVIDEND	0.3045		11.50		11.50	0.2300000

TRADING FEES PAID BY: COMPANY	SHAREHOLDER	SERVICE FEE PAID BY: COMPANY	SHAREHOLDER		PARTICIPATING RECORD DATE SHARES: HELD BY YOU	HELD BY PLAN	OTHER PLAN(S)	TOTAL SHARES
0.02						50.0000		50.0000

PLAN TRANSACTION DETAIL

DATE	TRANSACTION DESCRIPTION	AMOUNT	NET DISTRIBUTION	SERVICE FEE	AMOUNT INVESTED	TRADING FEES	PRICE PER SHARE	SHARES ACQUIRED OR WITHDRAWN	SHARES HELD BY PLAN
	BALANCE FORWARD								
06/05/2002	CERTIFICATED DEPOSIT							50.0000	50.0000
07/26/2002	COMMON DIVIDEND		11.50		11.50	0.02	37.7700000	0.3045	50.3045

YEAR TO DATE PLAN SUMMARY

OPTIONAL CASH CONTRIBUTIONS	DISTRIBUTIONS: TOTAL	INVESTED	TAX WITHHELD	TRADING FEES PAID BY: COMPANY	SHAREHOLDER	SERVICE FEE PAID BY: COMPANY	SHAREHOLDER	SALE OF PLAN SHARES: GROSS PROCEEDS	TAX WITHHELD
	11.50	11.50		0.02					

	CERTIFICATED SHARES HELD BY YOU	SHARES HELD BY PLAN	SHARES HELD BY OTHER PLAN(S)	TOTAL SHARES	AS OF JULY 29 2002: CLOSING PRICE	TOTAL MARKET VALUE
		50.3045		50.3045	39.5700	1,990.55

RO877

PLEASE RETAIN THIS STATEMENT FOR YOUR TAX RECORDS. ADDRESS ALL CORRESPONDENCE TO:

0018805

MELLON INVESTOR SERVICES, (SEE REVERSE FOR MAILING INSTRUCTIONS)

Access your account with Investor ServiceDirect℠ at www.melloninvestor.com

SHAREHOLDER OF:

MORGAN STANLEY

AMOUNT REMITTED

TO PURCHASE ADDITIONAL SHARES, MAKE CHECK PAYABLE TO:

MELLON BANK, N.A.

CUSIP	ACCOUNT KEY	INVESTOR ID
001-750-61744644	KNUTH----GORDP0000	125357513683

GORDON P KNUTH
1475 CEDARTON PKWY
GRAFTON WI 53024-9559

YOU MAY INCREASE YOUR SHARES WITH OPTIONAL CASH INVESTMENTS OF $100 UP TO $40,000 ANNUALLY.

0017506174464 4KNUTH----GORDP0000IR00176

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Gordon P. Knuth
1475 Cedarton Parkway
Grafton, WI 53024

RETURN RECEIPT
REQUESTED

Mr. Donald G. Kempf, Jr.
Secretary
C/o Morgan Stanley
1585 Broadway
New York, NY 10036

©USPS 1995

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TRK #: 700125100007723309
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NAME: KEMPF DONALD G. G
ID: H059891
COST #: 8203
PHONE : 212-761-6321

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KEMPF DONALD G. G

EXHIBIT B

Gordon P. Knuth
4543 West Country View Drive
Mequon, WI 53092
W - (414) 226-3056 H - (262) 242-4759

RECEIVED
SEP - 4 2001
EXECUTIVE VICE PRESIDENT
CHIEF COMMUNICATIONS OFFICER

August 30, 2001

Mr. John E. Jacob
Vice President
c/o Anheuser-Busch Cos.
One Busch Place
202-9
St. Louis, MO 63118

Dear Mr. Jacob:

Congratulations on your recent selection to the board of directors of Morgan Stanley.

I would like to take this opportunity to introduce myself. My name is Gordon Knuth, and I am both a shareholder of Morgan Stanley and a former employee of Dean Witter (MSDW). I feel compelled to share my concerns about a particular situation regarding the circumstances surrounding the termination of my employment, a subsequent NASD arbitration, and the attitude of your firm or at least the legal department.

After having been stalled and ignored for several years by senior management and the firm's legal department, I decided to attend the firm's annual meeting two years ago to verbally express my concerns. It was finally at that meeting that Mr. Purcell referred my concerns to Mr. Donald Kempf, Chief Legal Officer. After several discussions with various attorneys in the department, including Attorney Vincent La Greca, Attorney Erica Bunin and Mr. Kempf, along with reproductions of NASD tape recorded transcripts and documents, MSDW tried to compromise the truth and moral justice by offering me $10,000 to "go away". I strongly feel that MSDW is ignoring the basic principle of honesty, truth and the opportunity to correct a wrong made by one your employees. Instead they choose to hide behind a victorious legal shield which was gained by perjury.

I believe the outcome of this NASD case was directly influenced by the testimony of Mr. Thomas Ryan, my branch manager at the Milwaukee Office of Dean Witter at the time of my termination. (Mr. Ryan has since been promoted to a bigger office in Chicago, IL.) NASD arbitration panels base much of their decisions on the testimony of witnesses. If a panel hears testimony that is untruthful, especially under oath, it could very well lead to an incorrect conclusion. In preparing for my presentation to your legal department, I had reviewed the NASD tapes of this arbitration and the case documents. I had made reference to the tapes, and had forwarded copies of those referenced documents and tapes directly to Mr. Kempf and Mr. La Greca.

A brief review of the events of this case are as follows. In September 1991, Mr. Ryan terminated me and accused me of sexual harassment, WITHOUT an investigation. He offered NO opportunity to resolve the question, despite my denials and the absence of anyone making a claim of sexual harassment. I was accused of an action which is illegal by Federal and State anti-discrimination laws and are normally subject to review by the EEOC, but I was given NO recourse prior to termination.

Mr. Ryan's signed Employee Termination document and Dean Witter's Statement of Claim, prepared by Attorney Janie S. Mayeron of the law firm Popham, Haik, Schnobrich & Kaufman LTD (from here on referred to as "outside counsel"), which were submitted to the NASD and entered as evidence in this case, clearly state that I was terminated and accused of sexual harassment.

This was Mr. Ryan's and outside counsel's original position. On this they were very clear, and on this position they conducted their actions. It was not until the legal process began and then not until well into the discovery phase did outside counsel realize that sexual harassment did NOT occur. Initially, outside counsel did NOT even understand the facts of this case. Statements which were made and actions taken prior to the hearing, however, cannot be changed.

Mr. Ryan and outside counsel suddenly and no longer took the position of standing by their original claim that I committed sexual harassment. Instead, during the hearing, Mr. Ryan lied under oath to an NASD Arbitration panel and claimed that he never accused me of such. Sexual harassment was suddenly viewed as an "alternative argument". He and outside counsel now simply wanted to try to "win" the case. Initially, Mr. Ryan was not even forthright with outside counsel.

The NASD tapes clearly reveal that Mr. Ryan stated that "there never were any references made of sexual harassment to anyone" i.e. clients, brokers, and other members of the community, etc. Mr. Ryan had nothing to gain by telling the truth. This was done to avoid potential damages resulting from my defamation claim against your firm. But this was a lie under oath. Outside counsel's original written legal statement, Mr. Ryan's signed employee termination form, and sworn testimony by many witnesses are also in direct contradiction to his testimony.

Mr. Ryan DID make defamatory statements about me to the brokers in the office, my new manager, other prospective employers and many clients. Other respected members of the Milwaukee business community testified under oath that Mr. Ryan in fact told them that I was terminated for sexual harassment.

After my departure, the brokers in that office campaigned in an unethical, unprofessional and defamatory manner to retain my clients. Clients testified that they were told that I was terminated for sexual harassment. Dean Witter broker, Mr. Jack Kunkel, during his testimony reluctantly admits he told clients that I committed sexual harassment, yet Mr. Ryan's sworn testimony denied that he told other brokers, clients or any other respected members of the Milwaukee business community about ever making sexual harassment comments with reference to me.

There are a total of 27 NASD tapes with much testimony from many clients. Be sure that clients contradict Mr. Ryan and Dean Witter brokers regarding the defamatory statements made about me, and complaints about the account transfer process. There were even complaints of subsequent "churning" by the newly assigned broker. One client testified his account suddenly generated $35,000 in commissions. Mr. Ryan admits that these complaints were not forwarded to the firm's compliance department, including a complaint from another firm's legal department.

When the truth was discovered and outside counsel finally reviewed a separate deposition of another employee filed in Circuit Court, Milwaukee County, Wisconsin, it was then that the strategy suddenly changed to simply "down play" the significance of their earlier documented statements of sexual harassment as an "alternative argument". They cannot have it both ways. These defamatory statements WERE made. During closing arguments, outside counsel reluctantly admitted that they were of the initial impression, due to Mr. Ryan's statements, that I was terminated for sexual harassment and that their original claim was in fact in error. After all this case went through, Dean Witter finally admitted that sexual harassment, in fact, did NOT occur.

Following my termination, Mr. Ryan did NOT even follow the laws of the State of Wisconsin, Department of Industry, Labor and Human Relations (DILHR), and did NOT allow me access to my own personnel file or a number of personal belongings. He was found to be in the wrong in this instance as was evidenced by a letter from DILHR faulting Mr. Ryan for not releasing my personnel file. But more importantly, Mr. Ryan testified under oath that he had released my file, when in fact he had NOT. This was another perjurious statement. I have all this documented evidence and forwarded it to Mr. Kempf and Mr. La Greca, but it was ignored.

If anyone should be held to a higher standard, it should be the branch manager. But while branch manager in the Milwaukee office, Mr. Ryan frequently allowed alcoholic beverages during parties in the office, allowed male and female exotic strippers to entertain employees on at least three occasions in the office, and allowed the continuation of dirty jokes among the staff. This lends itself to a hostile work environment. Even the Chicago regional manager at the time, Mr. Tom O'Neil, attended at least one of the parties.

In summary, I was personally offended and humiliated by Mr. Ryan. Financially, my business, my family and my income was disrupted. I was also forced into a position to spend thousands of dollars in attorney's fees. Mr. Ryan of Dean Witter perjured himself to an NASD arbitration panel in the testimony he gave. Outside counsel stood by him and allowed the facts to be distorted. Outside counsel had even threatened to take legal action against me if I were to contact you, your legal department, voice my concerns at the annual meeting, or discuss this with the media. These actions cost me over $119,300.

Honesty, accountability, and truthfulness under sworn testimony are important elements in the securities industry. When these are violated, it smears the integrity of the industry and the confidence of all investors. I believe that the shareholders, the public and investors SHOULD be aware of these kinds of problems and textbook cases. I would ask that your company, after finally admitting that I did not commit sexual harassment, take the morally correct action by returning the funds which were taken from me by my lost employment and the subsequent perjurious testimony of Mr. Ryan to the NASD. I am surprised and disappointed that senior management and your legal department supports and condones these kinds of actions and asks me to "go away".

I do wish to thank you for taking the time to read my concern. Should schedules permit, perhaps we can meet at next year's annual meeting.

Sincerely,

Gordon P. Knuth

EXHIBIT C

VIA CERTIFIED MAIL – RETURN RECIEPT

December 17, 2001

Mr. Donald G. Kempf, Jr., Secretary
c/o Morgan Stanley
1585 Broadway
New York, NY 10036

Mr. Kempf,

My name is Gordon P. Knuth. I am a common stock shareholder of Morgan Stanley and a former employee of Dean Witter, n/k/a Morgan Stanley.

I intend to attend the 2002 Annual Meeting of Morgan Stanley and present a proposal to the shareholders. According to the company by-laws, I am taking this opportunity to forward, in writing within the allowed time period, such notice of proposal.

Proposal

"Be it resolved: that shareholders request the Board of Directors to adopt a written statement of position and commitment to undue injustice(s) to any client(s), current and former employees, and the public, which occurs or occurred as a result of illegal, unethical, or immoral actions or inaction's, on the part of employee(s) of the firm, including results due to untruthfulness and perjury. This includes voluntarily setting aside and/or returning financial awards which may have been awarded the company resulting from legal disputes via court or arbitration rulings".

Reason

All to often legal teams are more interested to simply "win the legal battle" for their company, especially if it involves a financial reward, versus taking the morally correct approach and acknowledgment when an injustice may have occurred, even during legal proceedings, on the part of one or more of their employees. I would like to believe that the Board of Directors would be a leader and set an example that it will make the morally correct resolve, despite "winning" a legal decision and NOT hide behind the shield of legal victory by returning such financially "ill-gotten gains".

Material Interest

As a shareholder and former employee I have been involved in an arbitration versus Morgan Stanley Dean Witter. I experienced first hand the result of current and former employee's untruthfulness, during an arbitration which I lost. While I was an employee, I witnessed first hand immoral activity and have evidence of untruthfulness by individuals employed by the firm.

I also request that you keep me informed as to the date, time, and location of the next annual meeting. I also request a written statement as to the company's policy toward shareholders to personally contact the directors on an individual basis regarding other future subject(s).

Please note my new address below.

Very Truly,

Gordon P. Knuth
(common stock shareholder – 2 shares)
1475 Cedarton Parkway, Grafton, WI 53024

cc Board of Directors

EXHIBIT D

Donald G. Kempf, Jr.
Executive Vice President
Chief Legal Officer & Secretary

1585 Broadway
New York, New York
10036

phone 212 761 6321
fax 212 761 0331

Morgan Stanley

February 19, 2002

Via FedEx

Mr. Gordon P. Knuth
1475 Cedarton Parkway
Grafton, WI 53024

Re: Morgan Stanley Stockholder Proposal

Dear Gordon:

I received your December 17, 2001 letter notifying Morgan Stanley that you intend to present a proposal at the 2002 annual stockholders meeting. The meeting will be held at 11:30 AM local time on March 19, 2002 at Morgan Stanley's offices at 25 Cabot Square, Canary Wharf, London, England.

Section 2.07 of the Company's By-laws, a copy of which is enclosed, sets forth the requirements for stockholders intending to present proposals at the Company's annual stockholders meeting. Among other things, it requires that the stockholder be a stockholder of record when notice of the proposal is delivered to the Company Secretary. Your letter states that you own 2 shares of Morgan Stanley common stock. The records of the Company's transfer agent, Mellon Investor Services, indicate that on December 17 and on December 18 (the date I received your letter), you were not a record stockholder of Morgan Stanley common stock. Absent proof you were a record stockholder when I received your letter, the meeting chairman would rule that your proposal did not comply with the Company's By-law requirements for the proposal of business to be considered at the meeting. Accordingly, your proposal would be ruled out of order and no vote on it would be taken.

Finally, you requested "a written statement as to the company's policy toward shareholders to personally contact the directors on an individual basis regarding other future subject(s)." The Company's policy is to forward to directors correspondence it receives addressed to them.

Very truly yours,

Don Kempf

Donald G. Kempf, Jr.

Enclosure

EXHIBIT E

1221 Avenue of the Americas
New York, NY 10020

MorganStanley

Direct Dial (212)762-6813
Facsimile No: (212) 762-8836
Email Bill.O'Shaughnessy@morganstanley.com

October 21, 2002

Via UPS Overnight

Mr. Gordon P. Knuth
1475 Cedarton Parkway
Grafton, WI 53024

Re: Morgan Stanley Stockholder Proposal

Dear Mr. Knuth:

On October 9, 2002, we received your October 8 letter stating that you own 50 shares (plus fractional shares) of Morgan Stanley common stock and that you are submitting a proposal for inclusion in Morgan Stanley's 2003 proxy statement.

The federal securities laws require, among other things, that to be eligible to submit a proposal for inclusion in our proxy statement, you must have continuously held at least $2,000 in market value of Morgan Stanley's common stock for at least one year preceding the date you submit the proposal. If you are not a registered holder, you must submit to us a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, when you submitted your proposal, you continuously held such securities for the required period. Morgan Stanley's records indicate that you became a registered holder of 50 shares of Morgan Stanley common stock on April 10, 2002, and that you deposited these shares into the Morgan Stanley Share Purchase and Dividend Reinvestment Plan on June 5, 2002. Based on these records, you did not continuously hold the requisite amount of stock for one year preceding the date you submitted the proposal. If you held 50 shares of Morgan Stanley common stock prior to April 10, 2002, you must submit a written statement from the "record" holder of those securities verifying that you continuously held 50 shares of Morgan Stanley common stock for at least the period commencing one year before the date you submitted your proposal and ending on April 10, 2002. In addition, you must provide Morgan Stanley with your own written statement that you intend to continue to hold the requisite amount of common stock through the date of the 2003 Annual Shareholders Meeting. Because you have not complied with these requirements, your proposal is ineligible for inclusion in our 2003 proxy statement. If, however, you provide us with documentation to correct these deficiencies, postmarked or transmitted electronically no later than 14 days after the date you receive this letter, we will review your proposal to determine whether it is appropriate for inclusion in our proxy statement.

The time and location of the 2003 Annual Shareholders Meeting have not yet been determined. The time and location of each future shareholder meeting is included in the meeting notice sent to shareholders annually.

Very truly yours,

William J. O'Shaughnessy, Jr.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

December 24, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Morgan Stanley
Incoming letter dated November 22, 2002

The proposal relates to "financial injustice(s)."

There appears to be some basis for your view that Morgan Stanley may exclude the proposal under rule 14a-8(f). We note that that the proponent appears not to have responded to Morgan Stanley's request for documentary support sufficiently evidencing that it continuously held Morgan Stanley's securities for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Morgan Stanley omits the proposal in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Morgan Stanley relies.

Sincerely,

Gail A. Pierce
Attorney-Advisor